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July 19, 2024

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:  Aja Eiden

Re:	Lakeland Industries, Inc.
Registration Statement on Form S-3 (File No. 333-280783) Request for Acceleration of Effectiveness

Dear Ms. Eiden:

Pursuant to the provisions of Rule 461 under the Securities Act of 1933, as amended, Lakeland Industries, Inc. hereby respectfully requests that the Securities and Exchange Commission accelerate the effectiveness of the above-referenced Registration Statement (the “Registration Statement”) so that the Registration Statement will be declared effective at 4:00 p.m. Eastern Time on Tuesday July 23, 2024, or as soon as practicable thereafter.

Please contact Lori B. Metrock of Maynard Nexsen PC, at (205) 254-1864, as soon as practicable following the Registration Statement being declared effective or if you have any questions concerning this matter.

Very truly yours,

LAKELAND INDUSTRIES, INC.

By:	/s/ Roger D. Shannon
Name:	Roger D. Shannon
Title:	Chief Financial Officer

Lakeland Industries, Inc 1525 Perimeter Parkway, Ste 325 Huntsville, AL 35806	256-350-3873 800-645-9291 Fax: 256-350-3873	info@lakeland.com www.lakeland.com